KIRKLAND LAKE GOLD REPORTS STRONG FINANCIAL AND OPERATING RESULTS IN Q2 2020

Toronto, Ontario – July 30, 2020 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the second quarter (“Q2 2020”) and first six months of 2020 (“YTD 2020”). The Q2 2020 results include strong growth in production, revenue, earnings and cash flow despite disruptions caused by the Company’s COVD-19 response. The Company’s full consolidated financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.kl.gold. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key Developments Impacting Q2 2020:
•Detour Gold acquisition: Completed acquisition of Detour Gold on January 31, 2020, adding a third cornerstone asset; First full quarter of results from Detour Lake in Q2 2020 (two months of results in Q1 2020)
•COVID-19 response: Implemented extensive health and safety protocols to protect workers from COVID-19 virus; Transitioned Detour Lake and Macassa mines to reduced operations, suspended operations at Holt Complex, suspended all non-essential work company-wide; Company commenced recall of workers at Detour Lake and Macassa in early May with workforces reaching pre-COVID levels by end of Q2 2020
•Company re-issues full-year 2020 guidance: Full-year 2020 guidance was re-issued on June 30, 2020 recognizing progress achieved in ramping up business activities after impact of COVID-19 measures; Previous full-year 2020 guidance was withdrawn on April 1, 2020 based on uncertainties related to COVID-19 virus and Company’s extensive response to the pandemic
•Non-core assets: On February 19, 2020, the Company designated its assets in the Northern Territory and the Holt Complex as non-core. In March, the Company discontinued test mining and processing and all exploration work in the Northern Territory with no plans to resume operations; Also in March, the Company placed the Holloway Mine, part of the Holt Complex, on care and maintenance; Effective April 2, 2020, the Company suspended operations at the remainder of the Holt Complex as part of its COVID-19 response and while it conducted a strategic review of the assets, these operations remained suspended throughout Q2 2020; On July 16, 2020 the Company announced that the suspension of operations at Holt Complex will be extended until further notice, with over 220 workers being reassigned to new roles in the Company’s Canadian operations or being offered new roles and declining to pursue other opportunities; Workers not reassigned to receive severance packages.

Highlights of Q2 2020 Performance
•Adjusted net earnings of $0.79 per share: Net earnings in Q2 2020 totalled $150.2 million ($0.54 per share); Adjusted net earnings1 in Q2 2020 totalled $219.3 million ($0.79 per share), double Q2 2019 level of $109.8 million ($0.52 per share) and 22% higher than $179.2 million ($0.70 per share) the previous quarter
•Revenue more than doubles: Revenue totalled $581.0 million, 107% increase from $281.3 million in Q2 2019 and 5% higher than $554.7 million the previous quarter (revenue from Detour Lake of $233.0 million in Q2 2020, $179.4 million in Q1 2020, nil in Q2 2019); Gold sales totalled 341,390 ounces, 61% increase from 212,091 ounces in Q2 2019 and similar to 344,586 ounces in Q1 2020; Average realized gold price of $1,716 per ounce versus $1,320 per ounce in Q2 2019 and $1,586 per ounce in Q1 2020
•EBITDA1,2 increases 67%: EBITDA totalled $309.7 million, 67% increase from $185.8 million in Q2 2019 and compared to $391.5 million the previous quarter
•Strong cash flow generation: Net cash provided by operating activities of $222.2 million and free cash flow of $94.1 million; Excluding impact of $132.6 million tax payment made in Australia in Q2 2020 as final tax instalment for 2019 tax year, net cash provided by operating activities totalled $354.8 million, with free cash flow totalling $226.7 million; Detour Lake generated $89.0 million of free cash flow in Q2 2020 (excluding transaction and restructuring costs related to acquisition)
•Significant financial strength: Cash at June 30, 2020 totalled $537.4 million with no debt
•1,345,600 million shares repurchased (11,059,100 shares repurchased YTD): 1,345,600 shares repurchased in Q2 2020 for $49.9 million, with total YTD 2020 repurchases of 11,059,100 shares for $379.8 million
•Quarterly dividend doubled: Q1 2020 dividend doubled to US$0.125 per share, paid on April 13, 2020 to shareholders of record on March 31, 2020 (Q2 2020 dividend of US$0.125 per share paid on July 13, 2020 to shareholders of record on June 30, 2020)
•Progress with key growth projects despite COVID-19: Growth capital expenditures, excluding capitalized exploration expenditures, totalled $9.4 million, of which $7.7 million related to Macassa #4 Shaft project; Macassa #4 Shaft advanced 617 feet during Q2 2020 despite suspension of work for approximately one month due to COVID-19, with shaft reaching depth of 2,577 feet as at June 30, 2020
•Significant exploration success: Total exploration expenditures totalled $25.0 million, including $2.4 million of expensed expenditures and $22.6 million of capitalized expenditures; Significant exploration success achieved in Q2 2020 despite disruptions caused by COVID-19, including identification of new corridor of high-grade mineralization at Macassa near #4 Shaft location and intersection of mineralization with attractive grades at multiple locations at Detour Lake outside of existing Mineral Resources
•Solid operating results:
◦Production of 329,770 ounces, 54% increase from 214,593 ounces in Q2 2019 and similar to 330,864 ounces the previous quarter (131,992 ounces from Detour Lake in Q2 2020, 91,555 ounces in Q1 2020)
◦Production costs totalled $141.4 million ($55.6 million excluding Detour Lake) versus $66.2 million in Q2 2019 and $161.6 million ($73.8 million excluding Detour Lake) the previous quarter
◦Operating cash costs per ounce1 averaged $374 ($241 excluding Detour Lake) compared to $312 in Q2 2019 and $440 in Q1 2020 ($319 excluding Detour Lake)
◦All-in sustaining costs (“AISC”) per ounce sold1 averaged $751 ($526 excluding Detour Lake) versus $638 in Q2 2019 and $776 ($619 excluding Detour Lake) in Q1 2020.

Highlights of YTD 2020 Results Include:
•Solid growth in net earnings: Net earnings totalled $353.1 million ($1.32 per share), 65% increase from $214.3 million ($1.02 per share) for first six months of 2019 (“YTD 2019”)
•Adjusted net earnings1 increase 78%: Adjusted net income totalled $398.5 million ($1.49 per share), 78% higher than $223.6 million ($1.06 per share) for YTD 2019
•Strong cash flow generation: Net cash provided by operating activities of $463.7 million with free cash flow1 totalling $224.9 million; Excluding impact of $60.5 million of non-recurring transaction and restructuring costs mainly related to the Detour Gold acquisition in Q1 2020 and a $132.6 million tax payment made in Australia as final tax instalment for the 2019 tax year, net cash provided by operating activities totalled $656.9 million with free cash flow1 of $418.1 million, which compared to net cash provided by operating activities of $355.5 million and free cash flow1 of $148.9 million in YTD 2019 (Detour Lake contributed $167.0 million of YTD 2020 free cash flow1 excluding transaction and restructuring costs related to the Detour Gold acquisition)
•Revenue close to double YTD 2019 level: Revenue for YTD 2020 totalled $1,135.7 million, 94% growth from $586.2 million for YTD 2019 (gold sales increased 54% to 685,976 ounces from 445,020 ounces for the same period in 2019)

•EBITDA1,2 increases 81%: EBITDA1,2 totalled $701.2 million, 81% increase from $387.4 million for YTD 2019
•Strong YTD 2020 operating results
◦Production totalled 660,634 ounces, 48% increase from 446,472 ounces for YTD 2019 (Detour Lake produced 223,547 ounces from January 31, 2020, date of acquisition, to June 30, 2020)
◦Production costs totalled $303.0 million ($129.4 million excluding Detour Lake) versus $136.2 million for YTD 2019
◦Operating cash cost per ounce sold1 averaged $407 ($283 excluding Detour Lake) compared to $301 for the same period in 2019
◦AISC per ounce sold1 averaged $763 ($575 excluding Detour Lake) versus $597 for YTD 2019.

(1)See “Non-IFRS Measures” later in this press release and starting on page 34 of the MD&A for the three and six months ended June 30, 2020.
(2)Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We achieved solid results in Q2 2020 despite significant disruptions related to COVID-19. Compared to last year’s second quarter, production increased 54%, our adjusted net earnings doubled and we generated strong free cash flow. Once again, Fosterville was a key driver of our results, increasing production by 10% year over year and generating AISC of $273 per ounce. With year-to-date production of 314,970 ounces, Fosterville entered the second half of the year well positioned to achieve its full-year 2020 guidance of 590,000 – 610,000 ounces. Detour Lake is already making a significant contribution to our performance and to value creation. The mine generated $89.0 million of free cash flow in Q2 2020, and $167.0 million from January 31, 2020 to June 30, 2020. We are expecting even better results from Detour Lake in the second half of the year, with the workforce back to pre-COVID levels and mining rates ramping up, which should lead to improved grades. Detour Lake’s performance has already exceeded our expectations and with the current gold price environment, the timing of the Detour Gold transaction could not have been better. At Macassa, there was a significant impact in YTD 2020 from the move to reduced operations and our COVID-19 protocols. Having said that, as with Detour Lake, workforce levels at Macassa are now back to normal levels and we are positioned for stronger results in the second half of 2020, from both higher tonnes processed and improved average grades.

“Turning to exploration, despite extensive disruptions caused by COVID-19, we are having a successful year in terms of exploration results. In April, we announced encouraging drill results at Macassa, including the identification of a new, large corridor of high-grade mineralization along the Main/’04 Break close to the location of our #4 Shaft. The corridor is at depth on the Kirkland Mineral property, where there is very little previous drilling, and is open both along strike and vertically. In June, we announced that initial drill results at Detour Lake had intersected mineralization with attractive grades outside of existing Mineral Resources at three locations, west of the Main Pit, at the 58 North zone and at the North pit location. The potential to significantly grow Mineral Reserves at Detour Lake was an important factor in our decision to acquire Detour Gold and the June drill results are extremely encouraging in supporting our view that there are many more ounces to be found at Detour Lake. At Fosterville, we are making good progress ramping up our drilling program, with exploration work targeting the Lower Phoenix, Cygnet, Robbin’s Hill and Harrier systems. We expect to announce results to the market in the near future.”

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

Table 1. Financial and Operating Highlights

(in thousands of dollars, except per share amounts)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Revenue	$580,975	$281,267	$554,738	$1,135,713	$586,179
Production costs	141,415	66,161	161,592	303,007	136,201
Earnings before income taxes	225,282	152,432	294,525	519,807	312,021
Net earnings	$150,232	$104,195	$202,878	$353,110	$214,341
Basic earnings per share	$0.54	$0.50	$0.79	$1.32	$1.02
Diluted earnings per share	$0.54	$0.49	$0.77	$1.32	$1.01
Cash flow from operating activities	$222,234	$179,735	$241,506	$463,740	$355,537
Cash investment on mine development and PPE	$128,155	$125,341	$110,637	$238,792	$206,655

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Tonnes milled	5,863,282	369,359	4,118,105	9,981,386	788,319
Average Grade (g/t Au)	1.8	18.4	2.6	2.1	18.0
Recovery (%)	95.8%	98.1%	95.9%	95.8%	98.0%
Gold produced (oz)	329,770	214,593	330,864	660,634	446,472
Gold Sold (oz)	341,390	212,091	344,586	685,976	445,020
Average realized price ($/oz sold)(1)	$1,716	$1,320	$1,586	$1,651	$1,313
Operating cash costs per ounce ($/oz sold)(1)	$374	$312	$440	$407	$301
AISC ($/oz sold)(1)	$751	$638	$776	$763	$597
Adjusted net earnings(1)	$219,345	$109,814	$179,169	$398,514	$223,578
Adjusted net earnings per share(1)	$0.79	$0.52	$0.70	$1.49	$1.06
Free cash flow(1)	$94,079	$54,394	$130,869	$224,948	$148,882
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Table 2. Review of Financial Performance

(in thousands except per share amounts)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019

Revenue	$580,975	$281,267	$554,738	$1,135,713	$586,179
Production costs	(141,415)	(66,161)	(161,592)	(303,007)	(136,201)
Royalty expense	(19,258)	(6,716)	(21,249)	(40,507)	(15,000)
Depletion and depreciation	(82,586)	(33,064)	(92,839)	(175,425)	(74,364)
Earnings from mine operations	337,716	175,326	279,058	616,774	360,614

Expenses
General and administrative(1)	(20,137)	(12,131)	(12,562)	(32,699)	(24,230)
Transaction costs	0	—	(33,838)	(33,838)	—
Exploration	(2,384)	(6,214)	(5,931)	(8,315)	(18,236)
Care and maintenance	(9,018)	(215)	(2,890)	(11,908)	(411)
Earnings from operations	306,177	156,766	223,837	530,014	317,737

Finance and other items
Other income (loss), net	(80,164)	(5,384)	72,205	(7,959)	(7,501)
Finance income	1,119	1,357	2,596	3,715	2,795
Finance costs	(1,850)	(307)	(4,113)	(5,963)	(1,010)

Earnings before income taxes	225,282	152,432	294,525	519,807	312,021
Current income tax expense	(59,020)	(35,291)	(70,130)	(129,150)	(76,212)
Deferred income tax expense	(16,030)	(12,946)	(21,517)	(37,547)	(21,468)

Net earnings	$150,232	$104,195	$202,878	$353,110	$214,341

Basic earnings per share	$0.54	$0.50	$0.79	$1.32	$1.02
Diluted earnings per share	$0.54	$0.49	$0.77	$1.32	$1.01

Weighted average number of common shares outstanding (in 000's)
Basic	277,066	210,088	257,418	267,242	210,138
Diluted	277,265	211,664	258,360	267,453	211,795
(1)General and administrative expense for Q2 2020 (Q2 2019 and Q1 2020) include general and administrative expenses of $12.5 million ($9.8 million and $15.0 million) and share based payment expense (recovery) of $7.7 million ($2.4 million and $(2.5) million).

Revenue

Revenue in Q2 2020 totalled $581.0 million, an increase of $299.7 million, or 107% from Q2 2019, with Detour Lake contributing $233.0 million of the increase. The addition of revenue from Detour Lake more than offset the impact of suspending operations at Holt Complex effective April 2, 2020, which resulted in revenue at Holt Complex of only $4.6 million in Q2 2020 versus $31.0 million for the same period in 2019. Of the growth in revenue versus Q2 2019, $171 million related to a 61% increase in sales volumes (341,390 ounces in Q2 2020 versus 212,091 ounces in Q2 2019), while $135 million reflected a $396 per ounce increase in the average realized gold price(1) ($1,716 per ounce in Q2 2020 versus $1,320 per ounce in Q2 2019). Revenue in Q2 2020 was $26.3 million or 5% higher than $554.7 million the previous quarter. The increase reflected a $44 million favourable impact from an 8% increase in the average realized gold price(1), from $1,586 per ounce in Q1 2020, which more than offset a $5.0 million reduction in revenue resulting from slightly lower gold sales (341,390 ounces versus 344,586 ounces the previous quarter). The reduction in gold sales from Q1 2020 largely reflected the suspension of operations at Holt Complex effective April 2, 2020, the impact of reduced operations at Macassa on gold production and sales for the quarter, as well as the sale in Q1 2020 of 20,855 ounces of gold that was held in inventory at the closing of the Detour Gold acquisition on January 31, 2020. These factors were partially offset by an additional month of results at Detour in Q2 2020 versus the previous quarter. Revenue at Detour Lake of $233.0 million in Q2 2020 increased from $179.4 million in Q1 2020, while revenue at Holt Complex of $4.6 million in Q2 2020 compared to $47.4 million the previous quarter.

For YTD 2020, revenue totalled $1,135.7 million, an increase of $549.5 million or 94% from $586.2 million in YTD 2019. The increase in revenue from YTD 2019 reflected a 54% increase in gold sales, to 685,976 ounces, which had a $316 million favourable impact on revenue compared to YTD 2019. The average realized gold price(1) in YTD 2020 was $1,651 per ounce, a $338 or 26% increase from $1,313 per ounce in YTD 2019. The increase in the average realized gold price(1) contributed $232 million of the revenue growth in YTD 2020 versus YTD 2019. Revenue at Detour Lake for the five months ended June 30, 2020 accounted for $412.4 million or 36% of the Company’s total revenue for YTD 2020. Revenue from Holt Complex in YTD 2020 totalled $52.0 million versus $74.9 million in YTD 2019, reflecting the suspension of operations effective April 2, 2020.

Net Earnings and Adjusted Net Earnings1

Net Earnings and Earnings Per Share

Net earnings in Q2 2020 totalled $150.2 million ($0.54 per share) compared to $104.2 million ($0.50 per share) in Q2 2019. The increase in net earnings and net earnings per share mainly reflected strong revenue growth compared to the same period in 2019. The 107% increase in revenue, to $581.0 million, was driven by both higher gold sales, largely reflecting the contribution from Detour Lake Mine in Q2 2020, as well as an improvement in the average realized gold price(1). Also contributing to higher net earnings and earnings per share compared to Q2 2019 were lower expensed exploration and evaluation costs, which largely reflected disruptions to the Company’s exploration programs in Q2 2020 due to the Company’s COVID-19 response, including the suspension of all non-essential work.

Partially offsetting these favourable factors contributing to earnings growth were the impact of higher production costs and depletion and depreciation expense, both of which mainly reflected the inclusion of Detour Lake in the Company’s results effective January 31, 2020. In addition, there was a significant unfavourable impact from non-cash, foreign exchange losses in Q2 2020 versus Q2 2019. During Q2 2020, both the Canadian and Australian dollars strengthened against the US dollar (see the External Performance Drivers section of this MD&A), which resulted in non-cash, foreign exchange losses of $72.8 million (pre-tax) for the quarter. The non-cash, foreign exchanges losses accounted for an $0.18 per share reduction in Q2 2020 net earnings per share compared to Q2 2019 from other loss. Net earnings and net earnings per share in Q2 2020 were also reduced by a $12.6 million pre-tax increase in royalty expense, which resulted mainly from a $6.9 million impact from the new 2.75% royalty imposed by the Victorian Government on revenues from Fosterville effective January 1, 2020 and $4.5 million of royalty expense at Detour Lake Mine. Higher corporate G&A costs, reflecting the Company’s continued growth, and increased care and maintenance expense related to the suspension of operation in the Northern Territory and at Holt Complex, also reduced net earnings and net earnings per share compared to Q2 2019.

In addition to the level of expenditures in Q2 2020 versus Q2 2019, higher average shares outstanding also had an unfavourable impact on the change in earnings per share, with average shares outstanding in Q2 2020 increasing 32%, to 277.1 million, from 210.1 million in Q2 2019. The increase in average shares outstanding related to the 77,217,129 shares issued as consideration for the acquisition of Detour Gold on January 31, 2020.

Net earnings in Q2 2020 of $150.2 million ($0.54 per share) compared to $202.9 million ($0.79 per share) the previous quarter. Non-cash, foreign exchange gains and losses had a significant impact on the change in net earnings and net earnings per share compared to Q1 2020, accounting for the $0.38 per share reduction in net earnings per share from other income (loss) quarter over quarter. This unfavourable impact resulted from the Company’s $72.8 million of non-cash, foreign exchange losses in Q2 2020, which compared to non-cash, foreign exchange gains in Q1 2020 of $72.9 million, reflecting a significant weakening of the Canadian and Australian dollars against the US dollar during the first three months of the year. Other factors reducing net earnings and net earnings per share compared to Q1 2020 were higher corporate G&A costs, increased care and maintenance expense, due to higher costs in Northern Territory and the suspension of operations at Holt Complex in Q2 2020, as well as an increase in the effective tax rate (33.3% in Q2 2020 versus 31.1% the previous quarter) with the increase reflecting the tax benefit of non-cash, foreign exchange loss recorded at lower effective tax rate in Canada.

Partially offsetting these factors were the favourable impact of a 5% increase in revenue, resulting from an 8% improvement in the average realized gold price(1) quarter over quarter, $33.8 million of transaction costs in Q1 2020 related to the Detour Gold acquisition and lower production costs and depletion and depreciation expense, mainly reflecting the suspension of operations at the Holt Complex effective April 2, 2020.

The comparison of net earnings per share in Q2 2020 versus Q1 2020 was also affected by higher average shares outstanding in the second quarter (277.1 million versus 257.4 million the previous quarter), with the increase reflecting the addition to shares outstanding of the 77,217,129 shares issued as consideration for the acquisition of Detour Gold for the full quarter in Q2 2020 versus for only two months in Q1 2020.

Net earnings for YTD 2020 totalled $353.1 million ($1.32 per basic share), an increase of $138.8 million or 65% from $214.3 million ($1.02 per basic share) for YTD 2019. The increase as compared to YTD 2019 mainly reflected a 94% increase in revenue, resulting from strong growth in gold sales and a higher average realized gold price(1), as well as lower expensed exploration and evaluation costs due to disruptions to the Company’s exploration programs in YTD 2020 caused by COVID-19. These factors were partially offset by higher production costs and increased expenses for depreciation and depletion, mainly reflecting the addition of Detour Lake Mine on January 31, 2020, the impact of $33.8 million of transaction costs related to the Detour Gold acquisition in YTD 2020, higher royalty expense, resulting from the Victorian Government’s new 2.75% royalty on revenue at Fosterville and royalties paid by Detour Lake, as well as increased corporate G&A and higher care and maintenance expense. The increase in care and maintenance expense reflected the discontinuation of test production and exploration work in the Northern Territory in March 2020 and the suspension of operations at the Holt Complex effective April 2, 2020.

In addition, net earnings per share was reduced year over year by an increase in average shares outstanding, to 267.2 million from 210.1 million, due to the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020.

Adjusted Net Earnings1

Adjusted net earnings(1) in Q2 2020 totalled $219.3 million ($0.79 per share), double the adjusted net earnings(1) of $109.8 million ($0.52 per share) for the same period in 2019 and a 22% increase from $179.2 million ($0.70 per share) the previous quarter. The difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of $72.8 million ($56.3 million after tax) of non-cash, foreign exchange losses, due to a strengthening of the Canadian and Australian dollars against the US dollar during the quarter, as well as $13.4 million ($9.2 million after tax) of costs related to the Company’s COVID-19 response, mainly related to labour costs during periods of reduced or suspended operations, as well as $5.3 million ($3.7 million after tax) of restructuring costs, mainly resulting from the suspension of business activities in the Northern Territory and at Holt Complex. The difference between adjusted net earnings(1) and net earnings in Q2 2019 related to the exclusion from adjusted net earnings of foreign exchange losses as well as the impact of a mark-to-market loss on fair valuing the Company’s warrant investments and severance costs. The difference between net earnings and adjusted net earnings(1) in Q1 2020 related mainly to the exclusion from adjusted net earnings(1) of $72.9 million ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition.

For YTD 2020, adjusted net earnings(1) totalled $398.5 million ($1.49 per share), an increase of $174.9 million or 78% from $223.6 ($1.06 per share) for the same period in 2019. The difference between net earnings and adjusted net earnings(1) for YTD 2020 reflected the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition, as well as costs related to the Company’s COVID-19 response, restructuring costs and severance expense. The difference between net earnings and adjusted net earnings(1) for YTD 2019 largely related to the exclusion from adjusted net earnings of non-cash foreign exchange losses of $6.6 million ($5.9 million after tax) as well as the impact of a mark-to-market losses on fairing valuing the Company’s warrant investments, purchase price allocation adjustments on inventory and severance costs.

Cash and Cash Flows

The Company’s cash balance totalled $537.4 million at June 30, 2020 compared to cash of $530.9 million at March 31, 2020. Contributing to the change in cash was net cash provided by operating activities of $222.2 million. Net cash provided by operating activities included operating cash flow before interest received and income taxes of $393.9 million, which was reduced by total income taxes paid of $172.8 million, of which $132.6 million related to the final tax instalment paid in Australia for the 2019 tax year (interest received totalled $1.1 million). Net cash used by investing activities in Q2 2020 totalled $128.3 million, which mainly related to capital expenditures during the quarter. Contributing to the $90.0 million of net cash used for financing activities in Q2 2020 was $49.9 million used to repurchase 1,345,600 shares through the Company’s NCIB, which was renewed for an additional year on May 28, 2020, and $34.7 million of dividend payments related to the Q1 2020 payment on April 13, 2020. The Q1 2020 dividend was the first dividend payment following the Company’s decision to double the quarterly dividend to $0.125 per share from $0.06 per share previously.

The Company’s cash balance of $537.4 million at June 30, 2020 compared to cash of $707.2 million at December 31, 2019. The change in cash during the quarter largely resulted from the use of $564.6 million of cash for financing activities and the use of $67.6 million for investing activities, which more than offset strong cash generated from operating activities during the first six months of 2020. Net cash provided from operating activities totalled $463.7 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs in Q1 2020, mainly related to the Detour Gold acquisition, as well as the $132.6 million tax instalment payment in Australia related to the 2019 tax year, net cash provided by operating activities totalled $656.8 million, which compared to $355.5 million in YTD 2019. The $67.6 million of cash used for investing activities mainly related to capital expenditures in the first half of 2020, partially offset by $173.9 million of cash acquired as part of the Detour Gold acquisition. Of the $564.6 million of cash used for financing activities, $379.8 million was used to repurchase 11,059,100 shares through the Company’s NCIB, with an additional $47.2 million being used for the fourth quarter 2019 and Q1 2020 dividend payments. In addition, net cash used for financing activities in YTD 2020 also included $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020 and $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel.

Free cash flow1

Free cash flow(1) in Q2 2020 totalled $94.1 million, which compared to free cash flow(1) of $54.4 million in Q2 2019 and $130.9 million the previous quarter (Q1 2020 free cash flow(1) totalled $191.4 million excluding $60.5 million of non-recurring transaction and restructuring costs). Free cash flow(1) in Q2 2020 was impacted by the $132.6 million tax payment made in Australia as the final instalment for the 2019 tax year. Excluding the impact of this payment, the Company generated free cash flow(1) of $226.7 million during Q2 2020. On a year-to-date basis, free cash flow(1) in YTD 2020 totalled $224.9 million, or $418.1 million excluding the $132.6 million tax instalment payment in Q2 2020 as well as the $60.5 million of non-recurring transaction costs in Q1 2020. Of the Company’s free cash flow(1) for YTD 2020, $167.0 million was provided by Detour Lake Mine from January 31, 2020 to June 30, 2020 (excludes transaction and restructuring costs related to the Detour Gold acquisition), accounting for approximately 40% of the $418.1 million of free cash flow for YTD 2020 excluding the $132.6 million tax instalment payment and non-recurring transaction and restructuring costs.

(1)The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and six months ending June 30, 2020.

Review of Operating Mines

Macassa Mine

Production at Macassa in Q2 2020 totalled 41,865 ounces compared to production of 49,196 ounces in Q2 2019. Production in Q2 2020 resulted from processing 77,624 tonnes at an average grade of 17.2 g/t and average recoveries of 97.6%, which compared to 72,681 tonnes processed in Q2 2019 at an average grade of 21.5 g/t and average recoveries of 97.9%. The change in production from Q2 2019 largely reflected a lower average grade and the impact of reduced operations due to COVID-19, which resulted in lower than planned tonnes processed in Q2 2020. Production in Q2 2020 compared to production of 50,861 ounces the previous quarter when the mine processed 82,256 tonnes at an average grade of 19.7 g/t and average recoveries of 97.7%. The reduction in tonnes processed compared to Q1 2020 largely reflected a greater impact from the transition to reduced operations due to COVID-19 in Q2 2020 compared to the previous quarter.

Production costs in Q2 2020 totalled $24.4 million (excluding $3.3 million related to the Company’s COVID-19 response) versus $24.6 million in Q2 2019 and $26.4 million the previous quarter. Operating cash costs per ounce sold(1) averaged $547 in Q2 2020 versus $446 in Q2 2019 and $536 in Q1 2020. The increase in operating cash costs per ounce sold(1) compared to both prior periods largely reflected lower sales volumes in Q2 2020 (44,328 ounces versus sales of 55,010 ounces in Q2 2019 and 50,765 ounces the previous quarter) largely reflecting the impact of reduced operations due to COVID-19 during Q2 2020. AISC per ounce sold(1) averaged $841 in Q2 2020 compared to $788 in Q2 2019 and $850 in Q1 2020, with lower sales mainly accounting for the increase from Q2 2019. Sustaining capital(1) expenditures totalled $10.5 million ($236 per ounce sold) in Q2 2020 versus $16.6 million ($302 per ounce sold) in Q2 2019 and $14.4 million ($297 per ounce sold) the previous quarter. The reduction in sustaining capital(1) expenditures compared to both prior periods largely reflected disruptions to projects caused by COVD-19 as well as lower levels of capital development and a deferral of equipment purchases.

Production at Macassa in YTD 2020 totalled 92,726 ounces, which resulted from processing 159,880 tonnes at an average grade of 18.5 g/t and at average recoveries of 97.6%. YTD 2020 production compared to production of 121,972 ounces for YTD 2019, which resulted from processing 150,671 tonnes at an average grade of 25.7 g/t and at average recoveries of 98.1%. YTD 2020 production was below expected levels largely reflecting lower than planned tonnes processed as a result of the transition to reduced operations due to COVID-19, as well as lower than expected grades. Both tonnes processed and average grades are expected to increase in the second half of 2020.

Production costs for YTD 2020 totalled $50.9 million (excluding $3.3 million related to the Company’s COVID-19 response) versus $47.0 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $541 compared to $384 for the same period in 2019 with the increase largely reflecting lower sales volumes due to the impact of COVID-19. AISC per ounce sold(1) averaged $846 for YTD 2020 versus $686 a year earlier. The change from YTD 2019 resulted from lower sales volumes and higher operating costs. Sustaining capital(1) expenditures totalled $24.9 million ($262 per ounce sold) in YTD 2020 versus $32.1 million ($263 per ounce sold) in YTD 2019 with disruptions to projects caused by COVID-19, deferred equipment procurement and reduced capital development largely accounting for the reduction.

Growth projects: Growth capital(1) expenditures at Macassa for YTD 2020 totalled $21.7 million ($5.9 million in Q2 2020). Of total growth expenditures for YTD 2020, $18.8 million related to the #4 shaft project. Sinking of the #4 shaft was suspended for approximately one month, with this work resuming near the end of April. During Q2 2020, the shaft advanced 617 feet and had reached a depth of 2,577 feet as of June 30, 2020. On May 6, 2020, the Company announced that, based on progress to date and the results of a review of the #4 shaft project earlier in the year, the project scope and schedule for the #4 Shaft was revised. The project is now expected to be completed in one phase, to a depth of 6,400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The capital cost for the project is under review and is expected to be less than the existing estimate of $320 million.

COVID-19 Update: The Macassa Mine began operating with a reduced workforce in March due to concerns over the COVID-19 virus. Based on high levels of absenteeism caused in part by the introduction of travel restrictions between Ontario and Quebec, the mine was placed on reduced operations effective April 2, 2020 until April 30, 2020. Essential work that continued during this period related mainly to production, though at reduced levels, as well as water and environmental management. All non-essential activities were suspended, including exploration drilling, sinking work on the #4 Shaft project, work on a new surface ramp and mill upgrades. Sinking of the #4 Shaft resumed near the end of April. During the period of reduced operations, Macassa operated with approximately 65% of its normal workforce. In early May, the Company began a gradual ramp up of operations at Macassa, with mine’s workforce returning to pre-COVID levels by late June. The Company’s extensive COVID-19 health and safety protocols remain in effect and are expected to be followed at Macassa for the foreseeable future.

Detour Lake Mine

Production at Detour Lake in Q2 2020 totalled 131,992 ounces, which involved processing 5,655,992 tonnes at an average grade of 0.79 g/t at average recoveries of 91.7%. Production in Q2 2020 compared to production for the two months from January 31, 2020, the date the acquisition of Detour Gold was completed, to March 31, 2020 of 91,555 ounces, which resulted from processing 3,708,022 tonnes at an average grade of 0.84 g/t and at average recoveries of 90.9%. Tonnes processed in Q2 2020 averaged 62,154 tonnes per day, largely unchanged from the average in February and March. The lower average grade in Q2 2020 compared to the two months ended March 31, 2020, was mainly due to feeding lower grade stockpiled material to the mill during reduced operations. Production at Detour Lake for the five months ended June 30, 2020 totalled 223,547 ounces, which resulted from processing 9,364,014 tonnes at an average grade of 0.81 g/t and at average recoveries of 91.4%.

Production costs at Detour Lake Mine in Q2 2020 totalled $78.1 million, excluding $7.7 million of COVID-19 related costs. Operating cash costs per ounce sold(1) averaged $573 in Q2 2020, better than the Company’s re-issued guidance range of $610 – $630 reflecting lower mining rates deferred during the period of reduced operations due to COVID-19, as well as the impact of lower fuel prices. AISC per ounce sold(1) averaged $1,090, in line with expected levels. Sustaining capital(1) expenditures at Detour Lake in Q2 2020 totalled $65.8 million or $483 per ounce sold. All capital expenditures at Detour Lake Mine were reported as sustaining capital(1) expenditures during Q2 2020.

Production at Detour Lake for the five months ended June 30, 2020 totalled 223,547 ounces, which resulted from processing 9,364,014 tonnes at an average grade of 0.81 g/t and at average recoveries of 91.4%. Production costs for the five months ended June 30th totalled $165.9 million, excluding the $7.7 million of non-recurring COVID-19 related costs. Operating cash costs per ounce sold(1) averaged $628 per ounce sold, while AISC per ounce sold(1) averaged $1,098. The mine’s sustaining capital(1) expenditures totalled $108.2 million ($439 per ounce sold).

COVID-19 Update: The Company transitioned Detour Lake Mine to reduced operations in response to the COVID-19 pandemic effective March 23, 2020. Continuing activities at the mine include mill processing of reduced feed from the open pit and stockpiled ore, management of water levels during the spring run-off and environmental management activities. During this time, the mine operated with one shovel and eight trucks, which compares to normalized operations of five shovels and approximately 34 trucks. All personnel not essential for the performance of essential activities were off work until April 30, 2020. Approximately 300 workers were on site during the period of reduced operations, approximately 30% of the normal workforce during full operations. In addition to company-wide health and safety protocols, a number of additional measures applicable to a remote camp operation have been added to Detour Lake’s efforts to protect workers, including processes for the assessment, isolation and ambulatory evacuation of employees showing any kind of symptoms and increased food and camp accommodation hygiene safety. In early May, the Company commenced a gradual ramp up of operations at Detour Lake with the mine achieving pre-COVID workforce levels in June 2020. The Company’ extensive list of COVID-19 health and safety protocols remain in effect and are expected to be followed for the foreseeable future.

Holt Mine Complex

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. On April 1, 2020, the Company announced that operations were being suspended at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic. At the beginning of May 2020, the Company further extended the suspension of operations at the Holt and Taylor mines and Holt Mill reflecting ongoing developments related to the COVID-19 virus and while the Company continued the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

Subsequent to the end of Q2 2020, on July 16, 2020, the Company announced that the suspension of operations at the Holt Complex was being extended until further notice. As a result, employees at the Complex have either been re-assigned to new roles at other locations within the Company’s Canadian Operations, or were provided severance packages. As of July 16, 2020, more than 220 workers from Holt Complex had either assumed new roles in the Company or had been offered new positions. Cost related to the further suspension of operations at Holt Complex, and the termination of workers is estimated at approximately $7.4 million, which is expected to be included in the Company’s Q3 2020 financial results. As a result of the suspension of operations throughout Q2 2020, Holt Complex produced only 807 ounces, which resulted from processing stockpiled material. Q2 2020 production compared to production of 24,696 ounces in Q2 2019 and 28,584 ounces the previous quarter. Production costs in Q2 2020 totalled $5.2 million (excluding $2.4 million of COVD-19-related costs), while operating cash costs per ounce sold(1) averaged $1,373 and AISC per ounce sold(1) averaged $1,717. Sustaining capital(1) expenditures during Q2 2020 were $0.4 million ($122 per ounce sold) versus sustaining capital(1) expenditures of $10.2 million ($434 per ounce sold) in Q2 2019 and $8.6 million ($306 per ounce sold) the previous quarter.

YTD 2020, the Holt Complex produced 29,391 ounces, which compared to production of 55,355 ounces for the same period in 2019. Production costs for YTD 2020 totalled $33.6 million (excluding $2.4 million of COVD-19-related costs) versus $51.9 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $1,000 in YTD 2020, while AISC per ounce sold(1) averaged $1,406. Sustaining capital(1) expenditures for YTD 2020 totalled $9.1 million ($273 per ounce sold) compared to $17.8 million ($311 per ounce sold) for YTD 2019.

Fosterville Mine

The Fosterville Mine produced 155,106 ounces in Q2 2020 based on processing 123,473 tonnes at an average grade of 39.5 g/t and average mill recoveries of 99.0%. Q2 2020 production increased 10% from 140,701 ounces in Q2 2019, when the mine processed 111,280 tonnes at an average grade of 39.9 g/t and average recoveries of 98.7%. The increase in production compared to the same period in 2019 resulted from higher tonnes processed due to a greater number of mining fronts in the Lower Phoenix System. Q2 2020 production compared to production of 159,864 ounces the previous quarter when the mine recorded an average quarterly grade of 42.4 g/t at average recoveries of 98.8%. The higher average grade in Q1 2020 reflected mine sequencing in the lower Phoenix system.

Production costs were $20.3 million in Q2 2020 versus $16.0 million in Q2 2019 and $18.9 million the previous quarter. Operating cash costs per ounce sold(1) averaged $129, similar to $120 in Q2 2019 and $126 the previous quarter. The change compared to Q2 2019 reflected increased mining rates and higher levels of operating development in Q2 2020, the impact of which was mostly offset by higher sales volumes in Q2 2020. AISC per ounce sold(1) averaged $273 versus $318 in Q2 2019 and $313 in Q1 2020. The change from both prior periods resulted from a reduction in sustaining capital(1) expenditures, with these expenditures being lower than planned in Q2 2020 due to reduced capital development and the disruptions to project work caused by the impact of COVID-19 protocols. Sustaining capital(1) expenditures totalled $10.8 million ($69 per ounce sold), versus $22.9 million ($172 per ounce sold in Q2 2019) and $16.1 million ($113 per ounce sold) in Q1 2020.

Commencing January 1, 2020, Fosterville Mine began paying a new 2.75% royalty introduced by the Victorian Government. The new royalty contributed $6.9 million or $44 per ounce sold to AISC per ounce sold(1) in Q2 2020 ($7.2 million or $47 per ounce sold in Q1 2020). Excluding the impact of the new royalty in both Q2 and Q1 2020, AISC per ounce sold(1) in Q2 2020 was $229, 28% better than $318 in Q2 2019 and a 14% improvement from $266 per ounce sold the previous quarter.

Production at Fosterville for YTD 2020 totalled 314,970 ounces, a 17% increase from 269,145 ounces for YTD 2019. YTD 2020 production resulted from processing 242,174 tonnes at an average grade of 40.9 g/t and average recoveries of 98.9%. The increase from YTD 2019 was mainly due to a 21% improvement in the average grade, to 40.9 g/t for YTD 2020, largely reflecting higher levels of production and increased grades from the Swan Zone. Mill throughput in YTD 2020 averaged 1,331 tonnes per day compared to 1,390 tonne per day for YTD 2019.

Production costs were $39.2 million for YTD 2020 versus $37.3 million for the same period in 2019. Operating cash costs per ounce sold(1) averaged $127, 4% better than $132 in YTD 2019. The improvement mainly resulted from higher sales volumes, reflecting a 21% year-over-year improvement in the average grade, which more than offset the impact of higher levels of operating development in YTD 2020 compared to YTD 2019. AISC per ounce sold(1) averaged $293, a 7% improvement from $316 for YTD 2019. The improvement reflected higher sales volumes and lower sustaining capital(1) expenditures in YTD 2020. Sustaining capital(1) expenditures totalled $26.9 million ($87 per ounce sold), versus $41.9 million ($158 per ounce sold) for YTD 2019, with the reduction in YTD 2020 largely due to disruptions resulting from the Company’s COVID-19 protocols, including the suspension of projects and reduced capital development.

Growth projects: Growth capital(1) expenditures at Fosterville for YTD 2020, excluding capitalized exploration totalled $9.6 million ($3.5 million in Q2 2020). Work during the first half of the year focused on construction of a new transformer station, completion of the mine’s new ventilation system and new refinery and gold room, as well as advancement of the mine’s paste fill expansion project and new Aster plant.

COVID-19 Update: Fosterville Mine continued to operate throughout Q2 2020, with production largely achieving target levels. The Company’s COVID-19 health and safety protocols were implemented at Fosterville in March 2020, including remote work, social distancing, increased cleaning and hygiene and the suspension of all non-essential work, including work on key projects and exploration drilling, as well as visits to site. Work on key projects and exploration drilling resumed in April 2020, with the ramp up of exploration work to continue through the end of Q3 2020. The Company’ extensive list of COVID-19 health and safety protocols remain in effect and are expected to be followed for the foreseeable future.

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Following this move, the Company undertook extensive exploration programs at Cosmo, Union Reefs and, more recently, other selected targets. In addition, the Company’s advanced exploration work at both the Cosmo mine and Union Reefs mill, which resulted in the commencement of test mining of mineralization in the Lantern Deposit at Cosmo and test processing of this material at the Union Reefs mill in October 2019.

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. A small workforce remains in the Northern Territory to complete ongoing rehabilitation work. During Q2 2020, $6.2 million of care and maintenance costs were recorded at the Company’s Northern Territory assets ($9.1 million for YTD 2020) with $1.5 million of expensed and capitalized exploration expenditures also being recorded ($17.3 million for YTD 2020).

(1)The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and six months ending June 30, 2020.

PERFORMANCE AGAINST GUIDANCE

On April 1, 2020, the Company withdrew its 2020 guidance, which had originally been released on December 18, 2019 and was updated on February 19, 2020 to reflect the acquisition of Detour Gold. The Company’s 2020 guidance was withdrawn due to uncertainties related to the COVID-19 pandemic. On May 6, 2020, the Company also withdrew its three-year production guidance while it assessed the long-term effects of COVID-19 and while it works to incorporate Detour Lake into the Company’s long-term business plans.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. Included among the re-issued guidance was production of 1,350,000 – 1,400,000 ounces, approximately 90% of the withdrawn 2020 production guidance, as well as improved unit costs, lower expected sustaining capital(1) expenditures and higher target growth capital expenditures resulting from new growth projects at Detour Lake Mine. Changes from previous guidance were largely driven by the removal of production, unit cost and expenditure guidance for the Holt Complex as of April 2, 2020, the date that operations were suspended at the Complex. The Holt Complex’s results to April 2, 2020 are included in the Company’s re-issued 2020 guidance.

Re-Issued 2020 Guidance

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 – 220	520 – 540	29	590 – 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(2)					$390 - $400
Growth capital ($M)(2)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55
(1)COVID-19 related costs of $13.4 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(2)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and six months ended June 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $17.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

YTD 2020 Results

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	92,726	223,547	29,391	314,970	660,634
Operating cash costs/ounce sold ($/oz)(1)(2)	$541	$628	$1,000	$127	$407
AISC/ounce sold ($/oz)(1)(2)					$763
Operating cash costs ($M)(1)(2)					$279.2
Royalty costs ($M)					$40.5
Sustaining capital ($M)(2)					$170.2
Growth capital ($M)(2)(3)					$31.3
Exploration ($M)(4)(5)					$59.6
Corporate G&A ($M)(6)					$27.5
(1)COVID-19 related costs of $13.4 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(2)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and six months ended June 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.39 and a US$ to A$ exchange rate of 1.52.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $17.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

▪Gold production for YTD 2020 totalled 660,634 ounces, representing 48% of the mid-range of the Company’s re-issued 2020 production guidance. Entering the second half of the year, the Company was well positioned to achieve the re-issued full-year 2020 guidance with production expected to increase at Macassa and Detour Lake, both of which were transitioned to reduced operations during the first half of the year as part of the Company’s COVID-19 response. Both mines began recalling workers off due to the transition to reduced operations in early May and, as at June 30, 2020, workforce levels at both Macassa and Detour had returned to pre-COVID levels. Production at Macassa totalled 92,726 ounces in YTD 2020, which compares to full-year guidance of 210,000 – 220,000 ounces. Production at Macassa in the second half of the year is expected to increase reflecting higher tonnes processed as mining rates ramp up, as well as an improvement in the average grade from 18.5 g/t in the first half of the year. Production at Detour Lake for YTD 2020 totalled 223,547 ounces, representing output for the five-month period from January 31, 2020 to June 30, 2020. The Company will benefit from a full six months of results from Detour Lake in the second half of 2020, with grades expected to improve as mining rates increase from YTD 2020 levels. During YTD 2020, a significant proportion of mill feed at Detour Lake came from stockpiles, where grades are typically lower than from mine production. Detour Lake continues to target full-year production of 520,000 – 540,000 ounces. Production at Fosterville for YTD 2020 totalled 314,970 ounces, with the mine on track to meet its full-year production guidance of 590,000 – 610,000 ounce.

▪Production costs for YTD 2020 totalled $303.0 million. Operating cash costs(1) for the first half of the year totalled $279.2 million, in line with target levels.

▪Operating cash costs per ounce sold(1) for YTD 2020 averaged $407, better than the re-issued full-year 2020 guidance of $410 - $430. Entering the second half of the year, both Fosterville and Detour Lake were tracking well against re-issued full-year guidance. Fosterville’s operating cash costs per ounce sold(1) for YTD 2020 averaged $127, which compared favourably to full-year guidance of $130 – $150. At Detour Lake, operating cash costs per ounce sold(1) averaged $628 in YTD 2020, in line with guidance of $610 – $630. Macassa’s operating cash costs per ounce sold(1) averaged $541 versus guidance of $490 – $510. Operating cash costs per ounce sold(1) at Macassa are expected to improve in the second half of 2020 as averaged grades and production levels increase.

▪AISC per ounce sold(1) for YTD 2020 averaged $763, better than full-year 2020 guidance of $790 - $810, largely reflecting lower than expected levels of sustaining capital(1) expenditures during YTD 2020.

▪Royalty costs for YTD 2020 totalled $40.5 million, in line with the Company’s re-issued guidance of $80 – $85 million.

▪Sustaining capital(1) expenditures for YTD 2020 totalled $170.2 million, excluding capitalized depreciation, which compared to full-year 2020 guidance of $390 – $400 million. The level of sustaining capital(1) expenditures during YTD 2020 was lower than planned due largely to disruptions caused by the Company’s COVID-19 response, which included the suspension of a number of projects and reduced work in areas such as capital development. Sustaining capital(1) expenditures are expected to increase during the second half of the year.

▪Growth capital(1) expenditures totalled $31.3 million for YTD 2020 (excluding capitalized exploration), which compared to re-issued full-year 2020 guidance of $95 – $105 million. The level of growth capital(1) expenditures in YTD 2020 was significantly impacted by disruptions caused to COVID-19, with work on most major projects suspended for at least one month. Of total growth capital(1) expenditures for YTD 2020, Macassa accounted for $21.7 million, with $18.8 million relating to the #4 Shaft project. Fosterville accounted for the remaining $9.6 million of growth capital(1) expenditures in YTD 2020, with work largely focused on construction of a new transformer station, completion of the mine’s new ventilation system and new refinery and gold room, as well as advancement of the mine’s paste fill expansion project and new Aster plant.

▪Exploration and evaluation expenditures for YTD 2020 totalled $59.6 million (including capitalized exploration), which compared to re-issued full-year 2020 guidance of $130 - $150 million. The Company’s exploration programs during YTD 2020 were suspended near the end of March as part of its COVID-19 response. The resumption of work on exploration programs commenced in April with the ramp up of drilling activities to continue through the end of the third quarter of 2020. Exploration expenditures are expected to increase in the second half of the year.

Of total exploration expenditures in YTD 2020, approximately $42.9 million were in Australia, including $25.6 million at Fosterville and $17.3 million in the Northern Territory, almost all of which was incurred in Q1 2020 prior to the Company decision to discontinue all test production and exploration work at the Northern Territory assets. Drilling at Fosterville focused on underground and surface drilling at the mine’s key exploration targets, including down-plunge at the Lower Phoenix system, Cygnet, Robbin’s Hill and Harrier. In Canada, exploration expenditures for YTD 2020 totalled $16.7 million, with $13.7 million being incurred at Macassa, where the Company is drilling to further extend the SMC, as well as to explore high-potential targets along the Main/’04 Break and the Amalgamated Break. Remaining exploration expenditures in Canada were at Detour Lake, where the Company achieved encouraging results with initial drilling, including intersecting high-grade mineralization outside of existing Mineral Resources around the Main Pit, the North Pit and at the 58 North target.

▪Corporate G&A expense for YTD 2020 totalled $27.5 million, in line with re-issued full-year 2020 guidance of $50 – $55 million.

(1)The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of the MD&A for the three and six months ending June 30, 2020.

Q2 2020 Financial Results and Conference Call Details

A conference call to discuss the Q2 2020 results will be held by senior management today, Thursday, July 30, 2020, at 2:00 pm ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	THURSDAY, JULY 30, 2020
Conference ID:	3582178
Time:	2:00 pm ET
Toll-free number:	(833) 968-2183
International callers:	(825) 312-2102
Webcast URL:	https://event.on24.com/wcc/r/2395960/AA0AD9D3A6BCCE4CA36CF9A1689E3D1D

Qualified Persons

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding non-recurring items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; outbreaks of the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to the impact of COVID-19; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting, the ability to obtain all necessary permits associated with the Detour Lake Mine and various expansion projects; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 and the Company’s interim financial statements and MD&A for the period ended June 30, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Information Concerning Estimates of Mineral Reserves and Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold